Filed by 9374-8572 Quebec Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Edgewater

Technology, Inc. (Commission File No. 000-20971)

March 26, 2018

REMARKS CONCERNING ALITHYA’S SHARES AND BUSINESS FOLLOWING ANNOUNCEMENT OF THE EDGEWATER-ALITHYA TRANSACTION ON MARCH 16, 2018

Dear Alithya Shareholders and Employees:

Please note that all of the following points are conditioned upon the closing of the transaction with Edgewater. Going forward, in light of the proposed transaction, Alithya and its directors and officers shall conduct themselves in the spirit of a public corporation. As a reminder, during the pendency of the proposed transaction, any person directly or indirectly considered an insider, including their relatives, is prohibited from trading Edgewater’s shares.

As announced on March 16, 2018, Edgewater and Alithya entered into an arrangement agreement dated March 15, 2018, pursuant to which it is anticipated that, among other things, Alithya and Edgewater will combine into a newly created company, which will be named Alithya Group Inc. (“New Alithya”), that will, upon closing of the transaction, be listed on NASDAQ and the TSX.

•	Alithya’s shares that you hold will be converted at closing of the transaction for shares of New Alithya;

•	The corporation currently named “Alithya Group Inc.” will change its name at closing of the transaction to another name;

•	The shares of New Alithya are expected to be listed on NASDAQ and the TSX;

•	Alithya’s Share Purchase Plan (“SPP”) will remain in effect until closing of the transaction and participation in the SPP, including bi-weekly source deductions, etc. is still in effect;

•	Alithya is prohibited from issuing shares until closing of the transaction, which is expected to occur in the third calendar quarter of 2018, with the exception of the 25th anniversary shares that will be issued to permanent employees who joined Alithya between December 1, 2017 and March 31, 2018 and who did not already receive the share certificate representing their 25 Class “A” Shares;

•	After the closing of the transaction, subject to further confirmation, shares under the SPP subscribed by your contribution by means of source deductions plus the Alithya matching contribution may occur on a quarterly basis instead of once a year as it is currently done;

•	Alithya’s quarterly purchase/sale process has been suspended until closing of the transaction by resolutions of the Board of Directors in accordance with the Shareholder Agreement;

•	Until the transaction is closed, Alithya is prohibited from issuing shares, purchasing its shares or granting options;

•	Alithya will continue to send notices of share repurchase to employee shareholders who terminate their employment between January 31, 2018 and closing of the transaction, but the purchase price will be fixed at closing and payment will follow thereafter;

•	A new share purchase plan and a new stock option plan will be implemented at New Alithya for the benefit of Alithya and Edgewater permanent employees employed at New Alithya post-closing;

•	Amounts accumulated in Alithya’s existing SPP and options granted under Alithya’s existing Stock Option Plan will be automatically transferred in the new plans.

We expect that other communications will follow going forward until the closing of the proposed transaction. In the meantime, if you have any questions, please address an email to raa@alithya.com

Marc Cantin

2018 03 22

Important Information for Shareholders and Other Investors

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. The proposed transaction will be submitted to the shareholders of each of Alithya Group Inc. (“Alithya”) and Edgewater Technology, Inc. (“Edgewater”) for their consideration. The combined company (“New Alithya”) will also prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 regarding the proposed transaction, which will include a prospectus/proxy statement for Edgewater’s shareholders jointly prepared by Alithya and Edgewater. Alithya plans to mail its shareholders a management proxy circular in connection with the proposed transaction. Alithya, Edgewater and New Alithya may also file other documents with the SEC from time to time.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about New Alithya, Alithya and Edgewater once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Edgewater will be available free of charge on Edgewater’s website at www.edgewater.com under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting Edgewater by e-mail at ir@edgewater.com, or by phone at (781) 246-3343.

Participants in the Solicitation

Alithya, Edgewater and New Alithya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Edgewater in connection with the proposed transaction. Information about the directors and executive officers of Edgewater is set forth in the proxy statement on Schedule 14A for Edgewater’s 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, the tax treatment of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction, the combined company’s plans and objectives, future opportunities for the combined company and services, future financial performance and operating results, and any other statements regarding Alithya’s and Edgewater’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Alithya’s or Edgewater’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Alithya’s or Edgewater’s shareholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory or court approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Alithya and Edgewater; the effects of the business combination on Alithya and Edgewater following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships involving either or both Alithya and Edgewater resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of the combined companies to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through the Edgewater’s web site at ir@edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the prospectus/proxy statement that will be included in the Registration Statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. Each of Alithya and Edgewater does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.